ADVANCED PROTEOME THERAPEUTICS CORPORATION
Whistleblower Policy

1.0	INTRODUCTION

ADVANCED PROTEOME THERAPEUTICS CORPORATION (the "Company") is committed to maintaining the highest standards of business conduct and ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against shareholders (collectively " Accounting Concerns").

Pursuant to its charter, the Audit Committee (the "Committee") of the Board of Directors of Company is responsible for ensuring that a confidential and anonymous process exists whereby persons can report any Accounting Concerns relating to the Company and its subsidiaries. In order to carry out its responsibilities under its charter, the Committee has adopted this Whistleblower Policy (the "Policy").

For the purposes of this Policy, "Accounting Concerns" is intended to be broad and comprehensive and to include any matter, which in the view of the complainant, is illegal, unethical, contrary to the policies of the Company or in some other manner not right or proper. Examples would include:

	(a)	violation of any applicable law, rule or regulation that relates to corporate reporting and disclosure;

	(b)	violation of the Company's Code of Business Conduct and Ethics;

	(c)	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company or any of its subsidiaries;

	(d)	fraud or deliberate error in the recording and maintaining of financial records of the Company or any of its subsidiaries;

	(e)	deficiencies in or noncompliance with the Company or any of its subsidiaries' internal policies and controls;

(f)

misrepresentation or a false statement by or to a director, officer or employee of the Company or any of its subsidiaries respecting a matter contained in the financial records, reports or audit reports; and

	(g)	deviation from full and fair reporting of the Company's consolidated financial condition.

2.0	COMMUNICATION OF THE POLICY

To ensure that all directors, officers, employees, consultants and contractors of the Company are aware of the Policy, a copy of the Policy will be distributed to all directors, officers and employees. All directors, officers and employees will be informed whenever significant changes are made. New directors, officers and employees will be provided with a copy of this Policy and will be educated about its importance.

3.0	REPORTING ALLEGED VIOLATIONS OR COMPLAINTS

3.1	Reporting Concerns

Any person with an Accounting Concern relating to the Company or any subsidiary of the Company may submit their concern to the Chairman of the Audit Committee (the "Chairman") of the Company in writing or by telephone as follows:

In Writing:	The Chairman of the Audit Committee

Russell Phares
2016 Ashley Ridge Court
San Jose, CA USA 95138

By Telephone:	408.528.8068
Email:	rphares@sprintmail.com

3.2	Anonymity and Confidentiality

All submissions to the Chairman of the Audit Committee may be made and will be treated on a confidential and anonymous basis, save and except that all submissions regarding Accounting Concerns referred to in Section 1 (a) and (b) must identify the person making the submission.

4.0	NO ADVERSE CONSEQUENCES

A submission regarding an Accounting Concern may be made by an officer or employee of the Company without fear of dismissal, disciplinary action or retaliation of any kind. The Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith an Accounting Concern or provides assistance to the Audit Committee, management or any other person or group, including any governmental, regulatory or law enforcement body, investigating an Accounting Concern.

5.0	TREATMENT OF ACCOUNTING CONCERN SUBMISSIONS

Accounting Concerns will be reviewed as soon as possible by the Audit Committee with the assistance and direction of whomever the Audit Committee thinks appropriate including, but not limited to, external legal counsel and the Audit Committee shall implement such corrective measures and do such things in an expeditious manner as it deems necessary or desirable to address the Accounting Concern.

Where possible and when determined to be appropriate by the Audit Committee notice of any such c orrective measures will be given to the person who submitted the Accounting Concern.

6.0	RETENTION OF RECORDS

The Audit Committee shall retain all records relating to any Accounting Concern or report of a retaliatory act and to the investigation of any such report for a period judged to be appropriate based upon the merits of the submission. The types of records to be retained by the Audit Committee shall include records of all steps taken in connection with the investigation and the results of any such investigation.

7.0	REVIEW OF POLICY

The Committee will review and evaluate this Policy on an annual basis to determine whether the Policy is effective in providing a confidential and anonymous procedure to report violations or complaints regarding Accounting Concerns .

8.0	QUERIES

If you have any questions about how this Policy should be followed in a particular case, please contact the Chairman of the Audit Committee or the General Counsel of the Company.